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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

FORM 4

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person

    Elliott Associates, L.P.
    712 Fifth Avenue
    New York, New York 10019

2.  Issuer Name and Ticker Trading Symbol

    Hayes Corporation (HAYZQ)

3.  IRS or Social Security Number of Reporting Person (Voluntary)

4.  Statement for (Month/Day/Year)

    11/98

5.  If Amendment, Date of Original (Month/Year)

6.  Relationship of Reporting Person to Issuer (Check all applicable)

    _x_ Director
    ___ Officer (give title below)
    ___ Chairman
    ___ 10% Owner
    ___ Other (specify below)

7.  Individual or Joint/Group Filing (Check applicable line)

    _x_ Form filed by one Reporting Person
    ___ Form filed by more than one Reporting Person

(Page 1 of 4)
Table I    Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned

1.  Title of Security (Instr. 3)

        a.) 6% Cumulative Preferred Stock*

        b.) 6% Cumulative Preferred Stock*

        c.) Common Stock, par value $0.01

2.  Transaction Date (Month/Day/Year)

        a.) 11/12/98

        b.) 11/12/98

        c.) 11/12/98

3.  Transaction Code (Inst. 8)

        a.) S

        b.) S

        c.) S

    V

4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

        a.) Amount            5,833
            (A) or (D)        D
            Price             $750.00 per share

        b.) Amount            548
            (A) or (D)        D
            Price             $750.00 per share

        c.) Amount            5,770
            (A) or (D)        D
            Price             **
5.  Amount of Securities Beneficially Owned at End of Month (Instr. 3
    and 4)

        a.) and b.)  None

        c.)          269

6.  Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

        a.), b.) and c.)D

(Page 2 of 4)
7.  Nature of Indirect Beneficial Ownership (Instr. 4)

        N/A

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security (Instr. 3)

2.  Conversion or Exercisable Price of Derivative Security

3.  Transaction Date (Month/Day/Year)

4.  Transaction Code (Instr. 8)

    Code
    V

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

    (A)
    (D)

6.  Date Exercisable and Expiration Date (Month/Day/Year)

    Date Exercisable
    Expiration Date

7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

    Title
    Amount or Number of Shares

8.  Price of Derivative Security (Inst. 5)

9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
    (Instr. 4)

11. Nature of Indirect Beneficial Ownership (Instr. 4)

Explanation of Responses:

    * Elliott exercised its option to put these shares back to Hayes but Hayes failed to redeem these shares.

    ** Represents shares of Common Stock which was issuable upon the conversion of the shares of Hayes' 6% Cumulative Convertible Preferred Stock disposed of in the transactions reported in a.) and b.) above. Elliott submitted conversion notices to acquire these shares of Common Stock, but Hayes failed to deliver these shares.
(Page 3 of 4)
*** Intentional misstatement or omissions of facts constitute
Federal
Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

        ELLIOTT ASSOCIATES, L.P.

        By: /s/  Paul E. Singer                December 10, 1998
           Paul E. Singer, General Partner

            ***Signature of Reporting Person              Date
(Page 4 of 4)